# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blue Line Holdings, Inc., CIK 0002029586
CUSIP: 956871091
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 18 Lakewood Blvd., Lynbrook, New York (NY), 11563
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0002102988
Persons authorized to receive notices and communications: William Hart, 1624 N. Washington St., Denver, Colorado (CO), 80203, (303) 839-0061

## Reporting persons
- Joseph C. Henn (CIK 0002102988): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: personal funds (PF); sole voting power 5,100,000; shared voting power 0; sole dispositive power 5,100,000; shared dispositive power 0; aggregate amount beneficially owned 5,100,000 (50.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Blue Line Holdings, Inc.
Address of issuer's principal executive offices: 18 Lakewood Blvd., Lynbrook, New York (NY), 11563

## Item 2. Identity and Background
Name of person filing: Joseph C. Henn
Residence or business address: 18 Lakewood Blvd., Lynbrook, NY 11563
Present principal occupation or employment: Chief Executive Officer - Blue Line Holdings, Inc. - 18 Lakewood Blvd., Lynbrook, NY 11563
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The amount of funds used in making the purchase: $5,100
The funds used in making the purchase were the personal funds of Mr. Henn.
Mr. Henn replaced the Company's former CEO and Director and purchased the shares owned by the former CEO and Director.

## Item 4. Purpose of Transaction
Purpose of transaction: No

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 5,100,000 - 50.4%
Number of shares as to which each person has sole or shared power to vote or dispose: 5,100,000
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Joseph C. Henn: /s/ Joseph C. Henn, Joseph C. Henn (01/14/2026)